3628

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

February 24, 2006 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

06011444

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated February 24, 2006

Enclosed is a copy of our News Release dated February 24, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

RECEIVED
2006 MAR -8 P 1:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dw 3/8

Dentonia Resources Ltd.
Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

February 24, 2006

For Immediate Release
TSX Venture: "DTA"

Multiple Exploration Objectives – 2006
Atkinson Gold Prospect, Lipton Claim Group,
Abitibi Greenstone Belt, 16 Km South of the Detour Lake Mine
Porcupine Mining Division, Ontario

Referring to Dentonia's news release of February 13, 2006, Dentonia has now been advised by Paul R. Nicholls, P. Eng., Ontario, that a 2,000m core drill program has commenced on the Lipton claim group.

The Lipton claim group hosts significant gold mineralization, defined by a number of drill holes in 1996, grading better than 2.5 g/t, the best hole 10.7 g/t over 9m, within a well developed zone of hydrothermal alteration. This mineralized zone is interpreted to be open down dip and along strike to the north, in particular, Dentonia's ground magnetometer survey, April/May 2005, mapped a deep seated magnetic feature, 60m below surface, to the northeast of the 1996 drill holes, which will be tested during this proposed program.

To date, exploration has defined eleven targets in addition to the strike extension of this gold zone on the Lipton claim group, which will also be explored by diamond drilling.

At this date, Dentonia is participating in a 3,000 tonne bulk test of the DO27-Kimerlite, at Lac de Gras, NWT, is actively exploring the Atkinson Gold Prospect, in which it can earn 100% interest, subject to 2% royalty, and has laid the ground work, obtaining permits, posted bonds, etc., to commence multiple hole drill program at its Thomlinson Creek molybdenum prospect, near Hazelton, central British Columbia, in late spring, early summer, in which it can earn a 100% interest, subject to a 2% royalty, and at Pellatt Lake has interests in 13 mineral claims being actively explored by Peregrine Diamonds Inc., located north of the Ekati Diamond Mine and adjacent to DeBeers' Hardy Lake leases, NWT.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Dentonia Resources Ltd.
Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

February 27, 2006 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated February 27, 2006

Enclosed is a copy of our News Release dated February 27, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.
Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

February 27, 2006

For Immediate Release
TSX Venture: "DTA"

DIAMOND EXPLORATION PROGRAM COMMENCES AT PELLATT LAKE,

SECOND LARGE DIAMETER RC AND THIRD CORE RIG ARRIVE AT DO-27

Pellatt Lake Project, NWT

Peregrine Diamonds Inc. has advised its joint venture partners that it has commenced an exploration program at the Pellatt Lake claim block, in total 72,310 acres, located 42km to the northeast of the Ekati™ Diamond Mine and immediately adjacent to DeBeers' Hardy Lake leases.

Work by previous operator identified one diamondiferous kimberlite, PL101, and a Falcon Survey and other geophysical surveys identified at least 12 anomalies, which will be covered with ground geophysical surveys, and if warranted, will be drilled during March.

Seven (7) of the Pellatt Lake claims are owned by Dentonia Resources Ltd., six (6) others are owned by DHK Diamonds Inc. (in both instances Peregrine can earn up to 75% under certain conditions) and the remaining 16 claims are held 100% by Peregrine.

WO Diamond Project

Careful advanced planning and logistics work by Peregrine at DO-27 in 2005 has resulted in all five scheduled drill rigs and auxiliary equipment arriving on-site at the DO-27 kimberlite in a timely manner, in spite of unseasonably warm weather in Canada's North, which has had a detrimental effect on the main Contwoyto to Tibbitt Ice Road, delaying equipment and supplies transportation for numerous mining, exploration and services companies. Bulk sample and geological drilling is continuing at DO-27, and updates will be provided as the program progresses.

Interests

DHK Diamonds Inc. ("DHK"), in which Dentonia has 1/3 equity interest, has a 20% interest in the WO Diamond Project and a 100% interest in six of Pellat Lake claims, and Dentonia has a 100% interest in seven of Pellatt Lake claims, all subject to the options as stated above.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President